UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Financial Highlights for the Six Months Ended March 31, 2025

Universe Pharmaceuticals INC (the “Company”) hereby furnishes its financial results for the six months ended March 31, 2025.

	For the Six Months Ended March 31,
($ millions, except per share data)	2025	2024	% Change
Revenues	9.2	12.9	(29.0)%
Loss from operations	(2.3)	(1.7)	33.7%
Net loss	(3.3)	(2.4)	37.4%
Loss per share	(9.44)	(393.26)	(97.6)%

●	Revenues decreased by 29.0% to $9.2 million for the six months ended March 31, 2025 from $12.9 million for the six months ended March 31, 2024, primarily attributable to the decreased average selling price and sales volume of Universe Pharmaceuticals INC’s (the “Company,” “we,” “our” and “us”)third-party products.

●	Loss from operations was $2.3 million for the six months ended March 31, 2025, compared to a loss from operations of $1.7 million for the six months ended March 31, 2024, due to a decrease in revenue and an increase in general and administrative expenses.

●	Net loss was $3.3 million for the six months ended March 31, 2025, compared to a net loss of $2.4 million for the six months ended March 31, 2024.

●	Loss per share was $9.44 for the six months ended March 31, 2025, compared to loss per share of $393.26 for the six months ended March 31, 2024.

Financial Results for the Six Months Ended March 31, 2025 Compared to the Six Months Ended March 31, 2024

Revenues

Total revenues decreased by $3,731,455, or 29.0%, to $9,152,915 for the six months ended March 31, 2025, from $12,884,370 for the six months ended March 31, 2024.

	For the Six Months Ended March 31,
	2025			2024
	Revenue	Cost of revenue	Gross margin	Revenue	Cost of revenue	Gross margin
TCMD products sales	$6,978,932	$4,640,381	33.5%	$6,870,591	$5,602,807	18.5%
Third-party products sales	2,173,983	1,348,004	38.0%	6,013,779	3,912,232	34.9%
Total	$9,152,915	$5,988,385	34.6%	$12,884,370	$9,515,039	26.2%

Sales of the Company’s traditional Chinese medicine derivatives (“TCMD”) products increased by $108,341, or 1.6%, to $6,978,932 for the six months ended March 31, 2025, from $6,870,591 for the six months ended March 31, 2024. The increase in the sales of TCMD products was mainly attributable to the following: (i) a 1.8% increase in the average selling price of TCMD products by $0.02 per unit, to $1.15 per unit for the six months ended March 31, 2025, from $1.13 per unit for the six months ended March 31, 2024 due to a change in product mix; and partially offset by (ii) a 0.8% decrease in the sales volume of TCMD products of 46,941 units, to 6,050,384 units sold in the six months ended March 31, 2025, from 6,097,325 units sold in the six months ended March 31, 2024 due to a decline in customer demand.

Sales of third-party products decreased by $3,839,796, or 63.8%, to $2,173,983 for the six months ended March 31, 2025, from $6,013,779 for the six months ended March 31, 2024. The decrease in the sales of third-party products was mainly attributable to the following: (i) a 46.0% decrease in the average selling price of third-party products by $0.69 per unit, to $0.81 per unit for the six months ended March 31, 2025, from $1.50 per unit for the six months ended March 31, 2024, due to China’s recently implemented nationwide centralized drug procurement policy; and (ii) a 33.3% decrease in sales volume of third-party products by 1,338,445 units, to 2,676,396 units sold in the six months ended March 31, 2025, from 4,014,841 units sold in the six months ended March 31, 2024 due to a decline in customer demand.

Cost of revenues and gross profit

Cost of revenues decreased by $3,526,654, or 37.1%, to $5,988,385 for the six months ended March 31, 2025, from $9,515,039 for the six months ended March 31, 2024, due to a decrease in sales volume of our third-party products and a decrease in the average cost of our third-party products by $0.47, or 48.3%, from $0.97 for the six months ended March 31, 2024 to $0.50 for the six months ended March 31, 2025 due to the nationwide centralized drug procurement policy discussed above.

Gross profit decreased by $204,801 to $3,164,530 for the six months ended March 31, 2025, from $3,369,331 for the six months ended March 31, 2024. Gross margin increased by 8.4% to 34.6% for the six months ended March 31, 2025, from 26.2% for the six months ended March 31, 2024.

Operating expenses

Selling expenses decreased by $1,777,629, or 43.8%, to $2,276,728 for the six months ended March 31, 2025, from $4,054,357 for the six months ended March 31, 2024, primarily attributable to (i) a decrease in advertising expenses by $1,524,517, from $2,773,300 in the six months ended March 31, 2024, to $1,248,783 in the six months ended March 31, 2025. The Company renewed its advertising service agreement with Health Headline to promote its brand on the Health Headline’s website and mobile app.  The Company incurred significant publicity expenses  for its products and brand during the six months ended March 31, 2024, and the advertising expenses returned to normal during the six months ended March 31, 2025; and (ii) a decrease in shipping and delivery expenses by $223,240, or 36.5%, which is in line with the decrease in sales volume.

General and administrative expenses increased by $2,149,119, or 221.9%, to $3,117,727 for the six months ended March 31, 2025 from $968,608 for the six months ended March 31, 2024, primarily attributable to an increase in consulting fees by $1,810,272 due to underwriting expense and legal fees in connection with the Company’s registered direct offering closed on December 6, 2024.

Research and development expenses increased by $10,333, or 11.9%, to $96,836 for the six months ended March 31, 2025, from $86,503 for the six months ended March 31, 2024, primarily attributable to (i) an increase in development expenditure on improving production process of our Chinese medicine products in the amount of $31,603; and partially offset by (ii) a decrease in the salary and employee benefit expenses by $19,376 as number of research and development staff decreased by five.

Other income (expenses), net

Total other expenses, net was $957,994 for the six months ended March 31, 2025, compared to total other income of $15,414 for the six months ended March 31, 2024. Exchange loss was $955,662 for the six months ended March 31, 2025, represented an increase of $854,816 from the exchange loss of $100,846 recorded for the six months ended March 31, 2024.

Income tax expense

Income tax expense was nil for the six months ended March 31, 2025, compared to $665,148 for the six months ended March 31, 2024. As the Company’s PRC principal subsidiaries, Jiangxi Universe Pharmaceuticals Co., Ltd. and Jiangxi Universe Pharmaceuticals Trade Co., Ltd., incurred net loss during the six months ended March 31, 2024, the Company evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arising from net operating loss carry-forwards in previous years might not be fully realized, and recognized $665,148 in valuation allowance for deferred tax assets during the six months ended March 31, 2024.

Net income

Net loss was $3,284,755 for the six months ended March 31, 2025, compared to a net loss of $2,389,871 for the six months ended March 31, 2024.

Basic and diluted loss per share were $9.44 for the six months ended March 31, 2025, compared to basic and diluted loss per share of $393.26 for the six months ended March 31, 2024.

Balance sheet

As of March 31, 2025, the Company had cash of $47,272,851, compared to $29,497,693 as of September 30, 2024.

Cash flow

Net cash provided by operating activities was $2,561,194 for the six months ended March 31, 2025, compared to cash used in operating activities of $2,430,477 for the six months ended March 31, 2024.

Net cash used in investing activities was $132,737 for the six months ended March 31, 2025, compared to $67,656 for the six months ended March 31, 2024.

Net cash provided by financing activities was $16,398,355 for the six months ended March 31, 2025, compared to $6,067,732 for the six months ended March 31, 2024.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$47,272,851	$29,497,693
Accounts receivable, net	10,170,413	12,905,821
Inventories, net	3,565,953	1,737,054
Advance to suppliers	621,832	978,203
Other receivable	3,355,316	5,666,596
Prepaid expenses and other current assets	39,179	852,417
TOTAL CURRENT ASSETS	65,025,544	51,637,784

Property, plant and equipment, net	3,289,105	3,568,050
Prepayments made to a related party for purchase of property	2,204,859	2,279,982
Prepayments for construction in progress	9,191,850	9,492,205
Intangible assets, net	266,783	262,878
Investment in equity securities	689,018	712,494
TOTAL NONCURRENT ASSETS	15,641,615	16,315,609

TOTAL ASSETS	$80,667,159	$67,953,393

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$5,663,731	$5,856,703
Accounts payable	7,400,655	4,914,762
Taxes payable	119,483	1,021,181
Due to related parties	8,585,187	6,900,584
Accrued expenses and other current liabilities	1,646,095	1,619,739
TOTAL CURRENT LIABILITIES	23,415,151	20,312,969

Long-term bank loans	2,067,055	2,137,483
TOTAL LIABILITIES	25,482,206	22,450,452

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $11.25 par value, 11,250,000 shares authorized, 563,338 and 42,880 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively	6,337,553	482,400
Additional paid in capital	63,009,567	53,864,720
Statutory reserve	2,439,535	2,439,535
Accumulated deficit	(13,456,323)	(10,171,568)
Accumulated other comprehensive loss	(3,145,379)	(1,112,146)
TOTAL SHAREHOLDERS’ EQUITY	55,184,953	45,502,941

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$80,667,159	$67,953,393

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended March 31,
	2025	2024

REVENUE	$9,152,915	$12,884,370
COST OF REVENUE AND RELATED TAX	5,988,385	9,515,039
GROSS PROFIT	3,164,530	3,369,331

OPERATING EXPENSES
Selling expenses	2,276,728	4,054,357
General and administrative expenses	3,117,727	968,608
Research and development expenses	96,836	86,503
Total operating expenses	5,491,291	5,109,468

LOSS FROM OPERATIONS	(2,326,761)	(1,740,137)

OTHER INCOME (EXPENSES)
Interest expense, net	(128,745)	(136,613)
Other (expense) income, net	(829,249)	152,027
Total other (expense) income, net	(957,994)	15,414

LOSS BEFORE INCOME TAX EXPENSE	(3,284,755)	(1,724,723)

INCOME TAX EXPENSE	-	665,148

NET LOSS	(3,284,755)	(2,389,871)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(2,033,233)	296,558
COMPREHENSIVE LOSS	$(5,317,988)	$(2,093,313)

Net loss per share - Basic and diluted	$(9.44)	$(393.26)
Weighted average number of shares outstanding used in calculating basic and diluted loss per share	$347,814	$6,077

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

						Accumulated
			Additional			Other
	Ordinary Share		Paid in	Statutory	Accumulated	Comprehensive
	Shares	Amount	Capital	Reserve	Deficit	Loss	Total
Balance as of September 30, 2023	6,042	$67,969	$29,279,159	$2,439,535	$(1,444,270)	$(2,372,240)	$27,970,153
Reverse share-split adjustment	35	393	(393)	-	-	-	-
Net loss for the period	-	-	-	-	(2,389,871)	-	(2,389,871)
Foreign currency translation adjustment	-	-	-	-	-	296,558	296,558
Balance as of March 31, 2024	6,077	$68,362	$29,278,766	$2,439,535	$(3,834,141)	$(2,075,682)	$25,876,840

	Ordinary Share		Additional Paid in	Statutory	Accumulated	Accumulated Other Comprehensive
	Shares *	Amount	Capital	Reserve	Deficit	Loss	Total
Balance as of September 30, 2024	42,880	$482,400	$53,864,720	$2,439,535	$(10,171,568)	$(1,112,146)	$45,502,941
Issuance of ordinary shares	468,750	5,273,438	9,726,562	-	-	-	15,000,000
Reverse share-split adjustment	51,708	581,715	(581,715)	-	-	-	-
Net loss for the period	-	-	-	-	(3,284,755)	-	(3,284,755)
Foreign currency translation adjustment	-	-	-	-	-	(2,033,233)	(2,033,233)
Balance as of March 31, 2025	563,338	$6,337,553	$63,009,567	$2,439,535	$(13,456,323)	$(3,145,379)	$55,184,953

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(3,284,755)	$(2,389,871)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	269,639	248,860
Reversal for credit loss	-	(265,530)
Reversal of inventory reserve	-	(34,303)
Deferred income tax expense	-	665,148
Changes in operating assets and liabilities:
Accounts receivable	2,318,451	(3,346,205)
Inventories	(1,892,889)	26,553
Advance to suppliers, net	(1,057,671)	(186,782)
Other receivable	3,555,781	-
Prepaid expenses and other current assets	787,964	92,890
Prepaid expenses-related party, non-current	-	(96,326)
Accounts payable	2,657,313	3,136,661
Taxes payable	(871,160)	(267,456)
Accrued expenses and other current liabilities	78,521	(14,116)
Net cash provided by (used in) operating activities	2,561,194	(2,430,477)

Cash flows from investing activities:
Purchases of property, plant and equipment	(84,333)	(30,189)
Prepayments for construction in progress	(12,447)	(37,467)
Purchase of intangible asset	(35,957)	-
Net cash used in investing activities	(132,737)	(67,656)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares	15,000,000	-
Proceeds from bank loans	691,486	2,081,483
Repayment of bank loans	(691,486)	(1,110,124)
Proceeds from related party borrowings	1,398,355	5,096,373
Net cash provided by financing activities	16,398,355	6,067,732

Effect of changes of foreign exchange rates on cash	(1,051,654)	6,744
Net increase in cash	17,775,158	3,576,343
Cash, beginning of period	29,497,693	5,285,247
Cash, end of period	$47,272,851	$8,861,590

Supplemental disclosure of cash flow information
Cash paid for interest	$150,009	$148,860
Cash paid for income tax	$-	$969,914

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: July 3, 2025	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer